OFI SteelPath, Inc.

225 Liberty Street, 15th Floor

New York, New York 10281-1008

August 23, 2017

The Board of Trustees

Oppenheimer SteelPath MLP & Energy Infrastructure Fund

6803 S. Tucson Way

Centennial, CO 80112-3924

To the Board of Trustees:

OFI SteelPath, Inc. (“OFI SteelPath”) has purchased 1,000 Class A shares, 1,000 Class C shares, 1,000 Class Y shares and 7,000 Class I shares, of Oppenheimer SteelPath MLP & Energy Infrastructure Fund (the “Fund”), at a net asset value per share of $10.00 for each such class, for an aggregate purchase price of $100,000.

In connection with such purchase, OFI SteelPath represents that such purchase is made for investment purposes by OFI SteelPath without any present intention of redeeming or selling such shares.

Very truly yours,
OFI SteelPath, Inc.

By:	/s/ Cynthia Lo Bessette
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Cynthia Lo Bessette
Executive Vice President, General Counsel and Secretary